August 13, 2004



Mail Stop  0306

Pat V. Costa
Robotic Vision Systems, Inc.
486 Amherst Street
Nashua, New Hampshire 03063

Re:	Registration Statement on Form S-1
	Filed  August 6, 2004
	File No. 333-118017

Dear Mr. Costa:

	This is to advise you that we have reviewed only those portions of the above registration statement that relate to the plan of distribution and have the following comment.

Plan of Distribution

	We note you registered 426,157 you intend to sell for your own account "pursuant to contractual commitments." Since you already made the offer prior to filing this registration statement you may not register these securities for a primary offering. Please amend the registration statement to remove these shares. You may then file a new registration statement for these securities after the sale is completed privately.

	No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

	You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please call Alan Morris at (202)
942-
1980.

							Sincerely,



							David Ritenour
							Special Counsel


CC. Ira Roxland
Via FAX  212-768-6800